UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2026

Anil Diwan
Chief Executive Officer
NANOVIRICIDES, INC.
1 Controls Drive
Shelton, CT 06484

Re: NANOVIRICIDES, INC.
Registration Statement on Form S-3
Filed June 15, 2026
File No. 333-296790

Dear Anil Diwan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences